

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Manuel Senderos Fernández
Chief Executive Officer
AgileThought, Inc.
222 W. Las Colinas Blvd. Suite 1650E
Irving, Texas 75039

> **Re: AgileThought, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 17, 2023**
> **File No. 333-269841**

Dear Manuel Senderos Fernández:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jennifer J. Carlson